Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the reference to our firm under the caption “Experts” in Amendment No. 1 to the Registration Statement (Form S-3 No. 333-186093) and related Prospectus of Zep Inc. for the registration of shares of its common stock, preferred stock, preferred stock purchase rights, depositary shares, debt securities, warrants, purchase contracts, and units and to the incorporation by reference therein of our reports dated November 7, 2012, with respect to the consolidated financial statements and schedule of Zep Inc., and the effectiveness of internal control over financial reporting of Zep Inc., included in its Annual Report (Form 10-K) for the year ended August 31, 2012, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

Atlanta, Georgia
February 8, 2013